UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file Number 1-12804

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

(Full title of the Plan)

MOBILE MINI, INC.

(Name of the issuer of the securities held pursuant to the Plan)

7420 S. KYRENE ROAD, SUITE 101

TEMPE, ARIZONA 85283

(Address of principal executive office of the issuer)

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Financial Statements

And

Supplemental Schedule

December 31, 2012 and 2011

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

*	Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Administrative Committee of

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

We have audited the accompanying statements of net assets available for benefits of Mobile Mini, Inc. Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 27, 2013

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits

as of December 31, 2012 and 2011

	2012	2011
Assets:
Investments at fair value	$11,088,912	$9,309,509
Notes receivable from participants	406,324	356,894

Total assets	11,495,236	9,666,403
Liabilities:
Excess employee deferrals	(59,504)	(43,523)

Net assets reflecting investments at fair value	11,435,732	9,622,880
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(81,294)	(88,815)

Net assets available for benefits	$11,354,438	$9,534,065

The accompanying notes are an integral part of these statements.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2012

Additions to net assets attributed to:
Contributions:
Participant	$1,121,729
Rollover	104,545
Employer	175,189

Total contributions	1,401,463

Interest income on notes receivable from participants	13,930
Investment income:
Net appreciation in fair value of investments	1,149,865
Interest and dividends	114,589

Total investment income	1,264,454
Total additions	2,679,847

Deductions from net assets attributed to:
Benefits paid to participants	857,699
Administrative fees	1,775

Total deductions	859,474

Net increase in net assets available for benefits	1,820,373
Net assets available for benefits:
Beginning of year	9,534,065

End of year	$11,354,438

The accompanying notes are an integral part of these statements.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description

The following is only a general description of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General The Plan is a defined contribution plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2008, Participants have the ability to request loans, hardship withdrawals or in-service withdrawals from their vested account balances during quarterly blackout periods. Only funds from an active employee’s other investment options (not Company stock in the Plan) can be used to provide the funds for the loan or withdrawal.

Trustee The Plan has engaged Capital Bank & Trust (the “Trustee” or “CB&T”) as Trustee and Custodian to the Plan. The Plan has engaged Capital Research and Management Company to provide recordkeeping, custodial and administrative services to the Plan, and all Plan assets are held in trust with the Trustee.

Eligibility Employees are eligible to participate in the Plan with participant elective deferrals upon meeting the following criteria: (1) one year of service and (2) having attained age 21. Effective July 1, 2012, the Plan was amended to include all employees who have completed 30 days of employment to participate in the Plan on the 1st day of the following month. Employees are eligible for the Company additional discretionary profit sharing contribution and the Company discretionary match upon meeting the following criteria: (1) one year of service and (2) having attained age 21. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition. There were 418 and 394 active participants in the Plan as of December 31, 2012 and 2011, respectively.

Contributions Participants may contribute a fixed amount or a percentage of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Service (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company may provide a discretionary match to eligible Participant’s contributions. Effective January 1, 2012, the Company reinstated the discretionary match and changed the matching contribution to 25% of the Participant’s contribution up to an annual maximum of $1,000. The discretionary match is Participant directed (instead of non-participant directed, as in previous years) and is deposited to the Participant’s account on a bi-weekly basis (instead of quarterly as in previous years). At its sole discretion, the Company can make an additional discretionary profit sharing contribution to Participants who are employed by the Company on the last day of the plan year or have more than 500 hours of service for the plan year. There was no discretionary profit sharing contribution in 2012. Company contributions, if any, are invested directly in the Company’s common stock. The employees then have the right to diversify these investments.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description (continued)

Participant and Company contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the Internal Revenue Code of 1986, as amended (the “Code”).

Participant Accounts Separate accounts are maintained for each Participant and each Participant’s account is credited with the Participant’s contribution and any allocation of the Company discretionary contributions. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option.

As of December 31, 2012 and 2011, each Participant may elect to have his or her contributions invested in any one or any combination of fifteen investment funds. These funds include:

INVESCO Stable Value Fund which seeks preservation of principal and interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

American Balanced Fund which seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and other fixed-income securities.

EuroPacific Growth Fund which seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin.

Investment Company of America Fund which seeks to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income.

Growth Fund of America which seeks long-term growth of capital through a diversified portfolio of common stocks

Bond Fund of America which seeks the highest level of current income that is consistent with preservation of capital.

Legg Mason Batterymarch Emerging Mkts C which seeks long-term capital appreciation.

Perkins Mid Cap Value C which seeks capital appreciation.

Victory Diversified Stock C which seeks to provide long-term growth of capital.

Capital World Growth and Income Fund which seeks to provide long-term growth of capital while providing current income.

Income Fund of America which seeks to provide current income while secondarily striving for capital growth.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description (continued)

PIMCO Total Return C which seeks maximum total return, consistent with preservation of capital and prudent investment management.

Templeton Global Bond C which seeks current income with capital appreciation and growth of income.

Target Date Retirement Series Fund which seeks to achieve the following objectives to varying degrees depending on the proximity to its target date: growth, income and conservation of capital.

Mobile Mini, Inc. Common Stock Fund which invests in the common stock of Mobile Mini, Inc.

Vesting Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company contributions and the earnings on those contributions, the vesting schedule is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. For the years ended December 31, 2012 and 2011, forfeited nonvested accounts totaled $4,918 and $1,978, respectively. During 2012 and 2011, $1,775 and $7,971, respectively, of forfeited nonvested accounts were used to pay administrative expenses.

Administration The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. At times, administrative expenses may be paid through forfeited nonvested accounts.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description (continued)

Distributions Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2 and (3) disability or death. The Participant (or the designated beneficiary) will receive a lump-sum distribution of the vested value of the Participant’s account. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.

Notes Receivable from Participants The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the Code. Notes receivable from participants as of December 31, 2012 and 2011 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. As of December 31, 2012, notes receivable from participants carried interest rates ranging from 4.25% to 9.25%, with maturities of 15 years or less. Principal and interest are paid ratably through payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus accrued interest.

Amendment and Termination of the Plan The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such an amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 – Significant Accounting Policies

Method of Presentation The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2012 and 2011 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2012. Actual results could differ from those estimates.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 2 – Significant Accounting Policies (continued)

Risks and Uncertainties The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the general level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments could occur and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits, particularly given recent volatility in the financial markets and the banking system. These and other economic events may have a significant adverse impact on investment portfolios in the near term.

Concentration of Credit Risk Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to Participants through participation in more than one fund.

Investment Valuation The Plan’s investments are stated at fair market value and measured daily based on quoted market prices. Investments in the various investment funds are reported at fair value as measured by CB&T based on net asset value of shares held by the Plan at year-end.

Investment contracts held by defined contribution plans are required to be reported at fair value, except fully benefit-responsive investment contracts which are reflected at contract value, since it represents the amount at which participants can execute transactions in the Plan. In order to reflect investment contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the accompanying statements of net assets available for benefits. The Plan invests in fully benefit-responsive investment contracts held in the INVESCO Stable Value Fund. The INVESCO Stable Value Fund is a collective trust.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Net Appreciation in Fair Value The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation on investments.

Benefits Benefits are recorded when paid.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 3 – Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820 Fair Value Measurement and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or collaborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to methodologies used at December 31, 2012 and 2011.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 3 – Fair Value Measurements (continued)

Common stock:	Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds:	Valued at the net asset value (NAV) of shares held by the Plan at year end based on readily determinable fair values, which are published daily and are the basis for current transactions.

Collective trust:	The Trust holds synthetic guaranteed investment contracts (“synthetic GICs”). Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with the portfolios. The value of debt securities and units of collective trusts are described below. The fair value of wrap contracts is determined by the Company based on issuer ratings determined by reference to credit ratings published by rating agencies and on the change in the present value of each contract’s replacement cost. The Trust’s investment contracts are carried at contract value.

Short-term securities are stated at amortized cost (which approximates market value) if maturity is 60 days or less at the time of purchase, or at market value if maturity is greater than 60 days. Investments in units of affiliated and unaffiliated collective trusts are valued at the respective net asset values as reported by such Trusts.

Debt securities are valued on the basis of valuations provided by an independent pricing service approved by the Company. If valuations are not available from such pricing services, valuations are obtained from dealers making a market for such securities.

The collective trust has no unfunded commitments and can be redeemed daily with no redemption notice period or other redemption restrictions.

The fixed income portions of the collective trust provide a steady return with medium volatility and assists with capital preservation and income generation. The equity portion of the Plan’s collective trust investment has higher expected volatility and return than the fixed income investments.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 3 – Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock Fund	$2,354,499	$—	$—	$2,354,499
Mutual funds:
Target date funds	88,536	—	—	88,536
Growth funds	3,889,423	—	—	3,889,423
Growth and income funds	1,498,757	—	—	1,498,757
Equity income funds	4,783	—	—	4,783
Balanced funds	1,044,237	—	—	1,044,237
Bond funds	389,388	—	—	389,388

Total mutual funds	6,915,124	—	—	6,915,124
Collective trust	—	1,819,289	—	1,819,289

Total investments at fair value	$9,269,623	$1,819,289	$—	$11,088,912

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock Fund	$1,977,492	$—	$—	$1,977,492
Mutual funds:
Growth funds	3,260,146	—	—	3,260,146
Growth and income funds	1,265,173	—	—	1,265,173
Balanced funds	680,234	—	—	680,234
Bond funds	286,934	—	—	286,934

Total mutual funds	5,492,487	—	—	5,492,487
Collective trust	—	1,839,530	—	1,839,530

Total investments at fair value	$7,469,979	$1,839,530	$—	$9,309,509

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 4 – Investments

Investments consist of the following at December 31, 2012 and 2011:

	2012		2011
INVESCO Stable Value Fund	$1,819,289	*	$1,839,530	*
American Balanced Fund	1,044,237	*	680,234	*
EuroPacific Growth Fund	1,317,023	*	1,115,452	*
Investment Company of America Fund	1,466,247	*	1,265,173	*
Growth Fund of America	1,737,764	*	1,457,981	*
Allianz NFJ Mid-Cap Value	—		258,214
Oppenheimer Small and Mid Cap Value Fund	—		428,499
Bond Fund of America	354,173		286,934
Legg Mason Batterymarch Emerging Mkts C	410		—
Perkins Mid Cap Value C	518,575		—
Victory Diversified Stock C	315,651		—
Capital World Growth and Income Fund	32,510		—
Income Fund of America	4,783		—
PIMCO Total Return C	2,526		—
Templeton Global Bond C	32,689		—
Target Date Retirement Series Fund	88,536		—

	8,734,413		7,332,017

Mobile Mini, Inc. Common Stock Fund:
Participant-directed	1,838,750		1,530,506
Non-participant-directed	515,749		446,986

Total Mobile Mini, Inc. Common Stock Fund	2,354,499	*	1,977,492	*

	$11,088,912		$9,309,509

*	Represents 5% or more of investments in the Plan’s net assets at the indicated date.

During 2012, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $1,149,865 as follows:

2012
Mobile Mini, Inc. Common Stock Fund	$396,981
Mutual Funds	752,884

$1,149,865

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 4 – Investments (continued)

All of the Plan’s investment funds are mutual funds except the Mobile Mini, Inc. Common Stock and INVESCO Stable Value Fund.

Note 5 – Non-participant-directed Investments

Information about the net assets and significant components of the changes in net assets relating to non-participant-directed investments for the year ended December 31, 2012 is presented as follows:

2012
Changes in non-participant-directed net assets:
Investment income	$101,528
Benefits paid	(36,811)
Loan repayments	17,503
Transfers to participant-directed investments	(13,457)

Increase in net assets	68,763
Net assets invested in Mobile Mini, Inc. Common Stock Fund:
Beginning of year	446,986

End of year	$515,749

Non-participant-directed investments consist of investments in the Company’s common stock. After the initial investment in the common stock by the Company, participants have the option of transferring their respective balance in the Company’s common stock to an investment option of their choosing.

Note 6 – Excess Employee Deferrals

The Plan failed to meet non-discrimination tests in accordance with the IRS regulations during the 2012 and 2011 Plan years, and it was determined certain participants would be refunded a portion of their contributions. The amount accrued for at December 31, 2012 and 2011 and refunded in 2013 and 2012 was $59,504 and $43,523, respectively.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 7 – Tax Status of the Plan

The Plan is a non-standardized prototype plan developed by the Trustee of the Plan. The non-standardized prototype plan obtained its latest opinion letter on March 31, 2008, in which the IRS stated that the non-standardized prototype plan, as then designed, was in compliance with the applicable requirements of the Code. The non-standardized prototype plan has been amended since receiving the opinion letter consisting primarily of changes to regulations. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust remains tax-exempt at December 31, 2012. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Note 8 – Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in the Company’s common stock. These transactions are considered exempt party-in-interest transactions. There was no discretionary profit sharing contribution in 2012. The administrative fees of $1,775 for the 2012 plan year are considered exempt party-in-interest transactions, as they were paid to the Trustee.

Note 9 – Subsequent Events

Plan management has evaluated subsequent events through the date the financial statements of the Plan were available to be issued.

SUPPLEMENTAL SCHEDULE

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Employer Identification Number 86-0748362

Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

as of December 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, interest rate, collateral, par or maturity value	(d) Cost		(e) Current Value
	INVESCO	INVESCO Stable Value Fund	$	***	$1,819,289
*	American Funds	American Balanced Fund		***	1,044,237
*	American Funds	EuroPacific Growth Fund		***	1,317,023
*	American Funds	Investment Company of America Fund		***	1,466,247
*	American Funds	Growth Fund of America		***	1,737,764
*	American Funds	Bond Fund of America		***	354,173
	Legg Mason/Western	Legg Mason Batterymarch Emerging Mkts C		***	410
	Janus	Perkins Mid Cap Value C		***	518,575
	Victory	Victory Diversified Stock C		***	315,651
*	American Funds	Capital World Growth and Income Fund		***	32,510
*	American Funds	Income Fund of America		***	4,783
	PIMCO	PIMCO Total Return C		***	2,526
	Franklin Templeton Investment Funds	Templeton Global Bond C		***	32,689
*	American Funds	Target Date Retirement Series Fund		***	88,536
**	Mobile Mini, Inc.	Common stock of plan sponsor		1,572,098	2,354,499
	Notes receivable from participants	Various rates of interest ranging from 4.25% to 9.25%, maturity dates through June 2027, and collateralized by the participant’s account balance.		-0-	406,324

					$11,495,236

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant directed, therefore disclosure of cost is not required.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

June 27, 2013	By:	/s/ Deborah K. Keeley
Deborah K. Keeley Senior Vice President, Chief Accounting Officer of Mobile Mini, Inc.